Exhibit 3(v)

CERTIFICATE OF DESIGNATION OF THE RIGHTS, PRIVILEGES, PREFERRENCES AND RESTRICTIONS OF SERIES A CONVERTIBLE PREFERRED STOCK OF NULIFE SCIENCES INC., A NEVADA CORPORATION

The undersigned Secretary of NuLife Sciences Inc, a Nevada corporation (the “Corporation”), hereby certifies the following:

The Articles of Incorporation of the Corporation authorize Five Hundred Million (500,000,000) shares of $.001 par value capital stock, of which Four Hundred Seventy-Five Million (475,000,000) shares are designated $.001 par value common stock (the “Common Stock”) and Twenty-Five Million (25,000,000) shares are designated $.001 preferred stock (the “Preferred Stock”), and Thirty One Million Eighty Five Thousand Eight Hundred (31,085,800) shares of Common Stock and no shares of Preferred Stock are currently issued and outstanding.

The Corporation is organized and existing under the laws of the State of Nevada and, that, pursuant to authority conferred upon the Board of Directors of the Corporation by the Articles of Incorporation of the Corporation, as amended, and pursuant to Nevada Revised Statutes, the shares of Preferred Stock of the Corporation may be created and issued from time to time in one or more series, each of such series to have such voting powers, designation, preferences and other special rights, qualifications, limitations or restrictions, as expressed in resolutions providing for the creation and issuance of such series, as adopted by the Board of Directors of the Corporation.

Pursuant to the resolutions adopted by the Waiver of Consent and Unanimous Written Consent of the Board of Directors Without a Meeting effective September 30, 2016 (the “September 2016 Consent”), the Board of Directors the Board of Directors adopted resolutions establishing a series of Preferred Stock from its authorized shares of Preferred Stock, designated “Series A Convertible Preferred Stock”, consisting of Two Million shares of Preferred Stock of NuLife Sciences Inc., with the rights, privileges, preferences and restrictions as set forth in the resolutions adopted in the September 2016 Consent.

Pursuant to the Certificate of Designation of Rights, Privileges, Preferences and Restrictions of Series A Convertible Preferred Stock of NuLife Sciences Inc., as set forth in the resolutions adopted in the September 2016 Consent, Holders of Series A Stock may convert at any time following the issuance upon sixty-one (61) day written notice (“Notice Period “) delivered to the Corporation (“Notice to Convert”), or earlier if the Notice Period shall be waived by the Corporation’s Board of Directors, or, or earlier following an Event of Default (as defined below). The conversion of Series A Stock shall utilize the formula set forth in Paragraph 3.1 above applied to the numbers of shares of Common Stock issued and outstanding, on a Fully Diluted Basis on the exact date of conversion, not the day of notice (the (Conversion Date”). The Corporation shall have the opportunity to cure any Event of Default. If the subject Event of Default is not cured within Ten (10) days following any Event of Default then each of the shares of Series A Stock then outstanding shall be convertible into that number of fully paid and non-assessable shares of the Corporation’s Common Stock pursuant to the formula set forth in Paragraph 3.1 above (the “Conversion Shares”).

Further, Pursuant to the Certificate of Designation of Rights, Privileges, Preferences and Restrictions of Series A Convertible Preferred Stock of NuLife Sciences Inc., as set forth in the resolutions adopted in the September 2016 Consent, in addition to any other rights provided by law to the holders of the Corporation’s Common Stock and the Preferred Stock, for as long as shares of the Series A Stock or any shares thereof remain outstanding, the Corporation shall not do any of the following without first obtaining the affirmative vote by written consent of the holders of a majority of the then outstanding shares of Series A Stock:

There are presently no shares of the Corporation’s Series A Stock issued and outstanding.

NOW, THEREFORE. pursuant to the Written Consent of the Corporation’s Board of Directors:

BE IT RESOLVED, that this Certificate of Designation of Rights, Privileges, Preferences and Restrictions of Series A Convertible Preferred Stock of NuLife Sciences Inc., as set forth in the resolutions adopted in the 30st day of September 2016 by Written Consent of the Board of Directors Waiving Notice and without a Meeting, as modified since the September 30 Consent is hereby adopted and approved in its entirety, follows:

1.0       Designation and Rank

A new series of Preferred Stock from the Corporation’s authorized shares of $.001 par value Preferred Stock is hereby created, designated Series A Convertible Preferred Stock, consisting of Two Million (2,000,000) shares (the “Series A Stock”), with the certain rights, privileges, preferences and restrictions as set forth in this October 2016 Consent the Series A Stock shall be senior to all other series and classes of the Corporation’s Preferred Stock and Common Stock. Further, the rights, preferences and privileges of any class or series of Common Stock or Preferred Stock established prior to the date of this October 2016 Consent which may be issued and outstanding subsequent to the date hereof, shall be junior to the Series A in priority to liquidation, conversion and preferences.

2.0       Dividend Rate and Rights.

Holders of the Series A Stock shall be entitled to receive dividends or other distributions with the holders of the Common Stock on an “as converted” basis when, as, and if declared by the Directors of the

Corporation.

3.0       Conversion into Common Stock

3.1       Conversion. Upon Board of Directors approval, each share of Series A Preferred Stock shall be convertible, subject to notice requirements of paragraph 3.2, at any time following the issuance of such shares Series A Stock, into such number of fully paid and non-assessable shares of Common Stock as is determined by multiplying the number of issued and outstanding shares of the Corporation’s Common Stock together with all other derivative securities, including securities convertible into or exchangeable for Common Stock, whether or not then convertible or exchangeable (b) subscriptions, rights, options and warrants to purchase shares of Common Stock, whether or not then exercisable, but entitled to vote on matters submitted to the Shareholders (collectively, “Derivative Securities”), issued by the Corporation and outstanding as of the Date of Conversion, by .000001, then multiplying that number of shares of Series A Stock to be converted.

3.2       Notice of Conversion. Upon Board of Directors approval, holders of Series A Stock may convert at any time following the issuance upon sixty-one (61) day written notice (“Notice Period “) delivered to the Corporation (“Notice to Convert”) or earlier if the Notice Period shall be waived by the Corporation’s President and Secretary, acting in concert in writing, or earlier following an Event of Default (as defined below). The conversion of Series A Stock shall utilize the formula set forth in Paragraph 3.1 above applied to the numbers of shares of Common Stock issued and outstanding, on a Fully Diluted Basis on the exact date of conversion, not the day of notice (the (Conversion Date”). The Corporation shall have the opportunity to cure any Event of Default. If the subject Event of Default is not cured within Ten (10) days following any Event of Default then each of the shares of Series A Stock then outstanding shall be convertible into that number of fully paid and non-assessable shares of the Corporation’s Common Stock pursuant to the formula set forth in Paragraph 3.1 above (the “Conversion Shares”).

3.2       Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series A Stock and the number of shares of Common Stock to be issued shall be determined by rounding to the nearest whole share (a half share being treated as a full share for this purpose). Such conversion shall be determined on the basis of the total number of shares of Series A Stock the holder has at the time and is converting into Common Stock and such rounding shall apply to the number of shares of Common Stock issuable upon aggregate conversion. Before any holder shall be entitled to convert, he shall surrender the certificate or certificates representing Series A Stock to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or of any transfer agent, and shall give written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of Series A Stock a certificate or certificates for the number of shares of Common Stock to which such holder is entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Stock to be converted.

3.4       Adjustments to Conversion Price - Merger or Reorganization. In case of any consolidation or merger of the Corporation as a result of which holders of Common Stock become entitled to receive other stock or securities or property of the Corporation to another corporation for cash, or in case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Series A Stock at least thirty (30) days prior to the consummation of such event, a notice thereof and each such holder shall have the option to either (i) convert such holder’s shares of Series A Shares into shares of Common Stock pursuant to this Paragraph 3 and thereafter receive the number of shares of Common Stock or other securities or property, or cash, as the case may be, to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series A Stock would have been entitled upon conversion immediately preceding such consolidation, merger or conveyance, or (ii) exercise such holder’s rights pursuant to Section 8.1(a) hereof; provided however that the Series A Stock shall not be subject to or affected as to the number of Conversion Shares or the redemption or liquidation price by reason of any reverse stock split affected prior or as a result of any reorganization.

4.0       No Impairment

The Corporation will not, by amendment of its Articles of Incorporation or by amendment to the Certificate of Designation of the Rights, Privileges, Preferences and Restrictions of Series A Convertible Preferred Stock establishing the Series A Stock, which shall be prepared as a separate document and filed with the requisite regulatory agencies and state registry, or by resolutions adopted subsequent to the date hereof, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue some or all of any class of its securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Paragraph 4, and in the taking of all such action as may be necessary or appropriate in order to protect against impairment the conversion rights of the holders of shares of the Series A Stock.

5.0       Reissuance of Certificates upon Adjustments

Upon the occurrence of an adjustment or readjustment of the Conversion Price of the Series A Stock pursuant to Paragraph 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of shares of Series A Stock, a

Certificate setting forth such adjustment or readjustment of the shares of Series A Stock, and the calculation on which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time by any holder of Series A Stock, furnish or cause to be furnished to all holders a like certificate setting forth (i) such adjustments and readjustments, and (ii) the number of shares of Common Stock and the interest or amount, as the case may be, of other cash or property, which at the time would be received upon the conversion of the Series A Stock.

6.0       Notices of Record Date

In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarter) or other distribution, the Corporation shall mail to each holder of shares of Series A Stock at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

7.0       Common Stock Reserved

The Corporation shall take such action as is necessary, and to amend the Articles of Incorporation, if required, to have authorized such number of shares of Common Stock as shall from time to time be sufficient to effect conversion of the Series A Stock into Common Stock, that number of shares of Common Stock underlying outstanding options, warrants or other rights to acquire Common Stock granted by the Corporation.

8.0       Liquidation Preference

8.1       Distribution upon Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

(a)       The holders of shares of the Series A Stock shall be entitled to receive, prior to the holders of the other series of Preferred Stock and prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of any other shares of stock of the Corporation by reason of their ownership of such stock, an amount equal to Five Dollars ($5.00) per share with respect to each share of Series A Stock owned as of the date of Liquidation, plus all declared but unpaid dividends with respect to such shares, and thereafter they shall share in the net Liquidation proceeds on an “as converted basis” pari passu with the holders of the Common Stock.

(b)       If upon occurrence of a Liquidation the assets and funds thus distributed among the holders of shares of the Series A Stock shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the shares of Series A Stock ratably in proportion to the amounts to which they would otherwise be respectively entitled as if such shareholders of shares of Series A Shares had converted their shares of Series A Stock into shares of the Corporation’s Common Stock prior to any distribution.

(c) After payment of the full amounts to the holders of shares of Series A Stock as set forth above in Paragraph 8.1, any remaining assets of the Corporation shall be distributed pro rata to the holders of all other classes of Preferred Stock and Common Stock (in the case of any Preferred Stock, on an “as converted” basis) into Common Stock.

8.2       Definition of Liquidation. For purposes of this Paragraph 8, and unless a majority of the holders of the shares of Series A Stock affirmatively vote or agree by written consent to the contrary, a Liquidation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation), and (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation’s stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation’s acquisition or sale or otherwise) hold at least fifty one percent (51%) of the voting power of the surviving or acquiring entity.

8.3       Distributions upon Sales or Liquidation for other than Securities. If any of the assets of the Corporation are to be distributed other than in cash under this Paragraph 8, then the Board of Directors of the Corporation shall promptly engage recognized independent appraisers to determine the value of the assets to be distributed. The Corporation shall, upon receipt of such appraiser’s valuation, give prompt written notice to each holder of shares of Preferred Stock and Common Stock of the appraiser’s valuation.

9.0       Voting Rights

Except as required by law, the holders of shares of Series A Stock and the holders of Common Stock and all classes of Preferred and Common Stock shall be entitled to notice of any stockholders’ meeting. All classes of Preferred Stock, Common Stock and other derivative securities issued by the Corporation and entitled to vote at the time shall vote as a single class. The holders of each share of Series A Stock shall have that number of votes as determined by multiplying the number of issued and outstanding shares of the Corporation’s Common Stock together with all other derivative securities issued by the Corporation and outstanding as of the Date of Conversion, whether or not then convertible or exchangeable (collectively, “Derivative Securities”), entitled to vote on matters submitted to the Shareholders, by .000001, then multiplying that number of shares of Series A Stock to be converted.

10.0       Optional Redemption by the Corporation

Notwithstanding any other provision of this Agreement and except as otherwise required by law for as long as shares of Series A Stock remain outstanding, the Corporation shall have the option to redeem all of the outstanding shares of Series A Stock at any time on an “all or nothing” basis, unless otherwise mutually agreed in writing between the Corporation and the holders of shares of Series A Stock holding at least 51% of such A Stock, beginning ten (10) business days following notice by the Corporation, at a redemption price equal to the higher of (a) of Five Dollars ($5.00) per share, or (b) Fifty percent (50%) of the trailing average highest closing Bid price of the Corporation’s Common Stock as published at www.OTCMarkets.com or the Corporation’s primary listing exchange on the date of Notice of redemption, unless otherwise modified by mutual written consent between the Corporation and the Holders of the Series A Stock (the "Conversion Price"). Redemption payments shall only be made in cash within sixty (60) days of notice by the Corporation to redeem.

11.0       Protective Covenants

In addition to any other rights provided by law to the holders of the Corporation’s Common Stock and the Preferred Stock, for as long as shares of the Series A Stock or any shares thereof remain outstanding, the Corporation shall not do any of the following without first obtaining the affirmative vote by written consent of the holders of a majority of the then outstanding shares of Series A Stock:

11.1       amend the Corporation’s Articles of Incorporation, amend or increase the size of any incentive stock compensation plan(s) or other similar arrangements, or make any distributions or redemption or repurchase of stock options or warrants to purchase stock of the Corporation; or

11.2       make material changes to the business of the Corporation; or

11.3       make any changes to the terms of the Series A Stock, or to the Corporation’s Articles of Incorporation or Bylaws, or create any other class or series of Common or Preferred Stock, or create or modify the terms, rights and preferences of any class of shares now authorized, or authorized or created subsequent to the date hereof, having preferences over or being on a parity with the Series A Stock as to dividends, liquidation, conversion or any other right and privilege of the Series A Stock, unless the purpose of creation of such class is, and the proceeds to be derived from the sale and issuance thereof, are to be used first for the retirement of all Series A Stock then outstanding; or

11.4       allow any payment of dividends unless Series A Stock shareholders participate in such dividends with the holders of Common Stock in proportion to their respective voting rights as set forth in Paragraph 9.0 above.

11.5       fail to keep proper records, financial or otherwise, in the sole judgment of the holders of Fifty-One percent (51%) of the Series A Stock, and provide the holders of the Series A Stock with auditable financial statements within Ninety (90) days following the close of each fiscal quarter.

A violation or breech of any of the above covenants shall constitute an event of default of these Protective Covenants (an “Event of Default”).

12.0       Reissuance

The shares of Series A Stock acquired by the Corporation by reason of conversion or otherwise can be reissued, but only as an amended class, not as shares of Series A Stock.

13.0       Notices

Unless otherwise specified in the Corporation’s Articles of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it as its principal executive offices, and if to any holder of shares of Series A Stock, shall be delivered to it at its address as it appears on the stock records of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Rights, Privileges, Preferences and Restrictions of Series A Convertible Preferred Stock of NuLife Sciences Inc. to be signed by the Corporation’s Secretary effective this 31st day of October, 2016.

NuLife Sciences Inc.

By: __/s/ Fred G. Luke________________________

Name Fred G. Luke

Title: President